Exhibit 99.88

DeFi Technologies’ Subsidiary Valour Inc. Announces Record AUM of C$590 Million, Launch of Valour Inc.’s Ripple (XRP) and Binance (BNB) ETPs

●	New AUM Record: Valour reports a significant increase in assets under management (“AUM”), reaching C$590 million, up from C$497 million as of January 31, 2024. This 18.7% growth reflects strong market confidence and Valour's expanding influence in the digital asset space.

●	Launch of XRP and BNB ETPs: Valour has introduced Ripple (“XRP”) and Binance (“BNB”) Exchange Traded Products on Nordic Growth Market (“NGM”) exchange expanding its range of digital asset investment products.

●	Investment Access and Expansion: The Valour Ripple (XRP) SEK ETP (ISIN: CH1161139584) and Valour Binance SEK ETP (ISIN: CH1149139698) will allow investors to gain exposure to XRP and BNB, through banks or brokers, meeting the growing demand for diverse digital asset investments in European markets. Valour continues to prioritize product innovation and development, and it has plans to list additional traditional and physically backed ETPs in the coming months.

Toronto, Canada, February 22, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has achieved a record assets under management (“AUM”) of C$590 million. Additionally, Valour has launched Ripple (“XRP”) and Binance (“BNB”) ETPs on the Nordic Growth Market (“NGM”) exchange.

Valour has achieved a new record with its AUM reaching C$590 million, up from the previously announced figure of C$497 million as of January 31, 2024. This increase to C$590 million represents a notable growth of 18.7%, reflecting Valour's solid trajectory in the market and the growing investor trust in its digital asset products. This progress emphasizes the sustained interest and confidence in digital assets among investors, positioning Valour as a key player in offering simplified access to the evolving landscape of digital investments.

Additionally, Valour has launched Ripple (XRP) and Binance (BNB) ETPs on the NGM exchange. Trading of the ETPs began on February 21, 2024. The Valour Ripple (XRP) SEK (ISIN: CH1161139584) and Binance (BNB) SEK (ISIN: CH1149139698) ETPs will enable investors to gain exposure to XRP and BNB, simply and securely, via their bank or broker.

XRP has a market cap of US$29.57 Billion and ranks sixth among all cryptocurrencies globally. Ripple XRP is a key player in the digital currency space, known for its use in facilitating rapid and low-cost international money transfers. Operating on RippleNet, XRP serves as a bridge currency in Ripple's payment network, allowing for seamless currency exchanges worldwide. This has positioned XRP as a preferred choice for financial institutions seeking efficient alternatives to traditional cross-border payment methods.

BNB has a market cap of US$54.64 Billion and ranks fourth among all cryptocurrencies globally. BNB, previously also known as Binance Coin, is a cryptocurrency coin created and issued by the cryptocurrency exchange Binance. BNB can be used to pay for fees when trading on Binance, and usually at a discounted rate. Due to the primary utility, BNB has seen significant growth in interest throughout the years. Several rounds of token burn events have appreciated BNB price and pushed it up as one of the top 5 cryptocurrencies by market capitalization.

"The introduction of the Ripple (XRP) and Binance (BNB) ETPs by Valour marks a significant expansion of our product offerings," said Olivier Roussy Newton, CEO of DeFi Technologies. “These products underscore our commitment to making digital asset investment accessible and seamless for investors across Europe. This initiative goes beyond merely expanding our product line; it represents a strategic move towards democratizing finance and providing our clients with diversified investment opportunities in the world's leading cryptocurrencies, amidst the evolving digital asset landscape."

"We're thrilled to announce the arrival of Valour BNB and Valour XRP to the vibrant investor community in the Nordics. With these additions, we proudly claim the title of the most comprehensive provider of crypto ETPs listed in the Nordics, presenting options both as singular assets and bundled within our VDAB10 product," said Johanna Belitz, Valour Head of Nordics. "This places us in a unique position to accommodate investors keen on navigating the cryptoverse conveniently, securely, and with ease."

Valour continues to prioritize product innovation and development, and it has plans to list additional traditional and physically backed ETPs in the coming months.

Q4 2023 Financials

The company would also like to announce that its Q4 2023 Financials will be released towards the end of March 2024. When the exact date is known the company will issue an announcement.

In addition to its novel digital asset platform, which includes 1Valour Ethereum Physical Staking ETP and 1Valour Bitcoin Physical Carbon Neutral ETP, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ community on Linkedin and X/Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes,; launch of the Valour XRP ETP and Valour BNB ETP; filing date of the Company’s financial statements; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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